

05058956



RECEIVED
JUN 2 7 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 1-15062

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TIME WARNER SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Time Warner Inc.
One Time Warner Center
New York, New York 10019

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Time Warner Savings Plan

Years ended December 31, 2004 and 2003
with Report of Independent Registered Public Accounting Firm

Time Warner Savings Plan

Financial Statements
and Supplemental Schedule

Years ended December 31, 2004 and 2003

Contents

3

Report of Independent Registered Public Accounting Firm

Administrative Committee
Time Warner Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Time Warner Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

New York, New York
June 13, 2005

4

Time Warner Savings Plan

Statements of Net Assets Available for Benefits

	December 31,	
	2004	**2003**
	(In Thousands)	
Investment in Time Warner Defined Contribution Plans Master Trust *(Notes A and C)*	**$2,975,224**	$2,711,389
Contributions receivable:		
Employer	**793**	–
Participants	**1,779**	–
Loans to participants	**55,741**	52,040
Other assets	**122**	121
Total assets	**3,033,659**	2,763,550
Forfeitures payable	**–**	4,091
Administrative expenses payable	**–**	45
Total liabilities	**–**	4,136
Net assets available for benefits	**$3,033,659**	$2,759,414

See accompanying notes.

5

Time Warner Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,	
	2004	2003
	(In Thousands)	
Net assets available for benefits at beginning of year	$ 2,759,414	$ 2,159,886
Changes in net assets		
Net investment gain from Time Warner Defined Contribution Plans Master Trust *(Notes A and C)*	211,529	536,385
Employing Company Contributions, net of forfeitures	81,773	73,527
Participant contributions	170,541	153,924
Interest income	2,940	3,193
Participant withdrawals	(191,605)	(175,697)
Administrative expenses	(933)	(628)
Net asset transfers from other plans *(Note A)*	–	8,824
Net change	274,245	599,528
Net assets available for benefits at end of year	$ 3,033,659	$ 2,759,414

See accompanying notes.

3

6

Time Warner Savings Plan

Notes to Financial Statements

December 31, 2004

A. Description of the Plan

The following is an abbreviated description of the Time Warner Savings Plan (the "Plan"). More complete descriptions are provided in the Plan documents, as amended, and the summary plan description/prospectus.

Effective October 16, 2003, AOL Time Warner Inc. changed its name to Time Warner Inc. ("Time Warner") and the AOL Time Warner Inc. Stock Fund was changed to the Time Warner Inc. Stock Fund.

Effective January 1, 2004, the Plan name was changed from the AOL Time Warner Savings Plan to the Time Warner Savings Plan to reflect the new name of the Plan's sponsor.

The Plan is a defined contribution profit sharing plan with a 401(k) feature generally covering eligible employees of Time Warner and certain of its subsidiaries and affiliates, (collectively, the "Employing Companies"). Employees may participate in the Plan after three months of continuous employment. In addition, employees classified as hourly or temporary employees who are credited with at least 1,000 hours of service in any one year are eligible to participate in the Plan. The Plan is a participating plan in the Time Warner Defined Contribution Plans Master Trust (the "Master Trust") (formerly known as the AOL Time Warner Defined Contribution Plans Master Trust). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan provides for multiple investment funds (the "Investment Funds") made available through the trustee, Fidelity Management Trust Company ("Fidelity"), pursuant to the Master Trust. Participant contributions, Employing Company matching contributions ("Matching Contributions") and Rollovers (as defined below) may generally be invested in specific increments in the Investment Funds.

Prior to September 1, 2003, Matching Contributions were automatically invested in the Time Warner Inc. Stock Fund (except for certain Employing Companies). Effective September 1, 2003, all Matching Contributions are invested in the same Investment Funds as the participant's current employee contribution elections.

A. Description of the Plan (continued)

Effective January 1, 2003, the America Online, Inc. Employees Deferred Savings Plan (the "AOL Savings Plan") was merged into the Plan. In anticipation of this merger, AOL Savings Plan assets having an aggregate value of approximately $228 million were transferred into the Plan on December 31, 2002. AOL Savings Plan transfers were invested in Investment Funds with similar characteristics to those funds in which assets were invested in the AOL Savings Plan. All participants in the AOL Savings Plan became participants of the Plan.

Effective January 1, 2003, the Synapse Group, Inc. 401(k) Profit Sharing Plan (the "Synapse Plan") was merged into the Plan. Accordingly, Synapse Plan assets having an aggregate value of approximately $7 million, including accrued profit sharing contributions, were transferred into the Plan on January 2, 2003. Synapse Plan transfers were invested in Investment Funds with similar characteristics to the funds in which assets were invested in the Synapse Plan. All participants in the Synapse Plan became participants of the Plan.

Effective January 1, 2003, the account balances in the TWC Savings Plan of the employees of AOL Time Warner Interactive Video Group, Inc. (known as Mystro) ("Mystro Employees") were transferred to the Plan. Accordingly, assets of Mystro Employees having an aggregate value of approximately $2 million were transferred into the Plan on January 31, 2003. Assets of Mystro Employees remained invested in the same Investment Funds in the Master Trust since both plans participate in the Master Trust. All Mystro Employees who were participants in the TWC Savings Plan became participants of the Plan.

In December 2003, Time Warner sold its Time Life Inc. ("Time Life") operations to Direct Holdings Worldwide LLC, a venture of Ripplewood Holdings LLC and Zelnick Media Corporation. Account balances of employees in the Time Life operations were not transferred out of the Plan as part of the sale. As a result of the transaction, the employees of Time Life were treated as terminated employees under the terms of the Plan. Upon the closing of the sale, the account balances of the transferred employees became fully vested.

A. Description of the Plan (continued)

On March 31, 2004, Time Warner sold its interest in the Turner winter sports teams (the Atlanta Thrashers and the Atlanta Hawks) and operating rights to Philips Arena, an Atlanta sports and entertainment venue, to Atlanta Spirit LLC. Account balances of the employees of these entities were not transferred out of the Plan. As a result of the transaction, these employees were treated as terminated employees under the terms of the Plan. Upon the closing of the sale, the account balances of the transferred employees became fully vested.

Generally, the Plan provides for voluntary participant contributions on a pre-tax basis at an elected percentage of a participant's eligible compensation, up to an annual limit prescribed by the Internal Revenue Code of 1986, as amended (the "Code"). After one year of continuous employment, Matching Contributions are made as a percentage of a participant's contributions to the Plan and are capped at a certain percentage of the participant's eligible compensation. The allowable contribution percentages and Matching Contributions vary among Employing Companies. Generally, Matching Contributions equal 50% or 66.67% of the first 6% of the participant's eligible compensation contributed to the Plan, depending upon the participant's Employing Company. For certain Employing Companies, the Plan provides for a Matching Contribution percentage of 160% or 10% (depending on the Employing Company) of the first 4% of the participant's eligible compensation contributed to the Plan.

Participants are also allowed to transfer amounts from certain other tax qualified plans to the Plan ("Rollovers"). Rollovers are included as participant contributions in the Statements of Changes in Net Assets Available for Benefits.

Matching Contributions and any other amounts contributed by an Employing Company, including those transferred into the Plan, are deemed Employing Company contributions ("Employing Company Contributions"). Currently, there are no profit-sharing contributions made.

Each participant's account is credited with his/her participant contributions, Rollovers, any Employing Company Contributions and any earnings or losses, as appropriate.

A. Description of the Plan (continued)

Participant contributions, Rollovers, and earnings thereon are fully vested.

In January 2000, Historic TW Inc. and America Online, Inc. entered into an agreement to merge by forming a new holding company named AOL Time Warner Inc. As a result of the agreement, a "change of control" of Historic TW Inc. occurred, as defined under the Plan, so that past, current and future contributions made with respect to all active employees on January 9, 2000 who were eligible to participate in the Plan (regardless of whether they had already established an account in the Plan) became 100% vested. For other participants, Employing Company Contributions and earnings thereon generally vest based upon years or periods of service as follows:

Vesting for New Hires on or after January 1, 2000			
Matching Contributions and Earnings Thereon		Profit-Sharing Contributions and Earnings Thereon	
Years or Periods of Service	Vested Percentage	Years or Periods of Service	Vested Percentage
Less than 2	0%	Less than 5	0%
2 but less than 3	25%	5 or more	100%
3 but less than 4	50%		
4 but less than 5	75%		
5 or more	100%		

Vesting for Those Hired on or after January 10, 1999 but before January 1, 2000	
Both Matching Contributions and Profit-Sharing Contributions and Earnings Thereon	
Years or Periods of Service	Vested Percentage
Less than 2	0%
2 but less than 3	34%
3 but less than 4	67%
4 or more	100%

7

10

Time Warner Savings Plan

Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Employing Company Contributions and earnings thereon also become fully vested upon a participant's termination of service due to death or disability, attainment of age 65, or in the event of Plan termination. Forfeited contributions and earnings thereon may be used to reduce future Employing Company Contributions to the Plan and/or to pay Plan expenses. Beginning in 2004, the Plan does not separately reflect a liability for unused forfeitures. Forfeitures for 2004 and 2003 are approximately $2,006,000 and $1,764,000 respectively.

Under the Plan, subject to certain restrictions and penalties, participants may withdraw amounts and/or take loans from their accounts and periodically transfer account balances among Investment Funds offered under the Plan. Loans are valued at their outstanding balances, which approximate fair value and are treated as transfers between the individual Investment Funds and the participant loan fund. Loan terms range from one to five years or, for the purchase of a primary residence, 10 years (15 years effective January 1, 1999). Participants who have transferred accounts to the Plan with existing loans for the purchase of a primary residence have loan terms up to 30 years based on the plan provisions of the plan from which the original loan was requested. Interest rates are fixed at the time of the loan at the prime rate plus 1%. Interest rates as of December 31, 2004 and 2003, range from 4.75% to 10.50% and 5.00% to 11.50%, respectively.

Generally, on termination of service, participants will receive the vested portion of their account in a lump sum. However, subject to certain restrictions, the Plan permits other payment options. In addition, at the option of the participant, the commencement of payments may be deferred, subject to certain limitations. Benefits distributed from all Investment Funds will be paid in cash except for the Time Warner Inc. Stock Fund, which also offers shares of Time Warner Inc. common stock ("Time Warner common stock") as a distribution election. Fractional shares are paid in cash.

Time Warner reserves the right to discontinue its contributions or to terminate or modify the Plan at any time. In the event of termination, the net assets of the Plan may be distributed to participants in accordance with the Plan's provisions and applicable law.

The Plan Administrator is a committee ("Administrative Committee") appointed by the Board of Directors of Time Warner. Certain administrative functions of the Plan have been delegated to others in accordance with the terms of the Plan.

B. Summary of Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Certain administrative costs are charged directly to the Plan. All other administrative costs are paid by Time Warner.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain 2003 amounts within Note C, Investments, have been reclassified to conform to the current year presentation.

C. Investments

The assets of the Plan are primarily held in the Master Trust, a trust maintained for the collective investment of the assets of several qualified defined contribution plans sponsored by Time Warner or its affiliates. The Investment Funds under the Master Trust include certain mutual funds and eleven core investment funds maintained by the trustee, including several equity funds, a balanced fund, a stable value fund, a money market fund, a fund primarily invested in Time Warner common stock and a growth and income mutual fund. See Note H.

The beneficial interests of the Plan in the Master Trust at December 31, 2004 and 2003, used to allocate investment income/loss, gains and losses and certain expenses to the Plan, are 70.34% and 68.13%, respectively.

12

C. Investments (continued)

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in values could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Investments are recorded by the Master Trust on a trade date basis at fair value. Investments in securities and mutual funds that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments in commingled trust funds are valued at unit values as reported by Fidelity and its affiliates. The Capital Preservation Fund may include guaranteed return insurance company contracts and synthetic investment contracts. The guaranteed return insurance company contracts are benefit responsive and are valued at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. A synthetic investment contract is an agreement under which the Master Trust purchases debt obligations (such as fixed-income asset-backed and mortgaged-backed securities) and then contracts with a financial institution to provide for liquidity and an adjustable rate of return thereon (called a "wrapper") which, when taken together with the underlying securities, generally results in a guaranteed return of principal and accrued interest. As such, synthetic investment contracts are recorded at contract value. The fair value of the underlying securities of the synthetic investment contracts in the Master Trust was approximately $421,485,000 and $426,624,000 as of December 31, 2004 and 2003, respectively. There are no reserves against contract values for credit risk of contract issuers or otherwise.

Interest income in the Capital Preservation Fund is accrued at the weighted-average return of the individual fund investments, net of investment management and certain administrative fees (the "Crediting Rate"). The Crediting Rate is calculated daily and was 4.4% and 4.8% at December 31, 2004 and 2003, respectively. The average annualized yield of the Capital Preservation Fund was 4.6% and 5.1% for the years ended December 31, 2004 and 2003, respectively.

13

Time Warner Savings Plan

Notes to Financial Statements (continued)

C. Investments (continued)

The net assets available to participating plans in the Master Trust are summarized below:

	December 31,	
	2004	2003
	(In Thousands)	
Investments, at fair value:		
Commingled trust funds	$1,584,258	$1,581,485
Time Warner common stock	861,454	863,335
Synthetic investment contracts	414,339	410,799
Mutual funds	1,364,914	1,113,030
Cash equivalents	8,578	12,097
Total investments	4,233,543	3,980,746
Accrued investment income and other assets	1,732	6,755
Total assets	4,235,275	3,987,501
Total liabilities	5,258	7,830
Net assets available to Participating Plans	$4,230,017	$3,979,671

During the years ended December 31, 2004 and 2003, net investment gain of the Master Trust was as follows:

	Year ended December 31,	
	2004	2003
	(In Thousands)	
Interest and dividend income, net of fees	$ 40,610	$ 29,065
Net realized and unrealized appreciation in fair value of investments:		
Commingled trust funds	110,078	394,277
Time Warner common stock	60,919	238,405
Mutual funds	85,644	144,958
Total net realized and unrealized appreciation	256,641	777,640
Total net investment gain	$297,251	$ 806,705

D. Nonparticipant-Directed Investments

The Plan provides for a participant-directed program that allows participants to choose among various investment alternatives. With respect to the Matching Contributions, prior to September 1, 2003, the Time Warner Inc. Stock Fund included nonparticipant-directed investments that were directed by Time Warner and as specified under the Plan. See Note A.

Information about the net assets and the significant components of the changes in net assets relating to the Plan's beneficial interest in the Investment Fund that includes nonparticipant-directed investments was as follows for 2003:

	December 31, 2003
	(In Thousands)
Net assets:	
Time Warner Inc. Stock Fund	$464,153

	Year ended December 31, 2003
	(In Thousands)
Changes in net assets:	
Net investment gain from Time Warner Defined Contribution Plans Master Trust	$126,068
Employing Company Contributions, net of forfeitures	23,868
Participant contributions	10,002
Participant withdrawals	(15,771)
Administrative expenses	(203)
Net transfers to participant-directed investments	(13,657)
Net changes in net assets	$130,307

E. Transactions with Parties-in-Interest

Under the terms of the Plan and the Master Trust, Time Warner may elect to contribute shares of Time Warner common stock or cash for Employing Company contributions to the Plan. There were no shares of Time Warner common stock contributed in 2004 or 2003 for Employing Company contributions to the Plan. The Master Trust can also purchase or sell shares of Time Warner common stock on the open market or directly from or to Time Warner. There were no purchases or sales directly from or to Time Warner in 2004 or 2003.

F. Contingencies

On January 17, 2002, AOL Community Leader volunteers filed a class action lawsuit in the U.S. District Court for the Southern District of New York against Time Warner, America Online Inc. ("America Online") and America Online Communities, Inc. under ERISA titled *Hallissey et al. v. AOL Time Warner Inc. et al.* Plaintiffs allege that they are entitled to pension and/or welfare benefits and/or other employee benefits subject to ERISA. In March 2003, plaintiffs filed and served a second amended complaint, adding as defendants the Time Warner Administrative Committee and the AOL Administrative Committee. On May 19, 2003, Time Warner, America Online, and AOL Community, Inc. filed a motion to dismiss and the Administrative Committees filed a motion for judgment on the pleadings. Both of these motions are now pending. Time Warner intends to defend against these lawsuits vigorously. Time Warner is unable to predict the outcome of these lawsuits or reasonably estimate a range of possible loss.

As of June 13, 2005, three putative class action lawsuits have been filed alleging violations of ERISA in the U.S. District Court for the Southern District of New York on behalf of current and former participants in the Plan, the Time Warner Thrift Plan and/or the TWC Savings Plan (the "Plans"). Collectively, these lawsuits name as defendants Time Warner, certain current and former directors and officers of Time Warner and members of the Administrative Committees of the Plans. One of these cases also names Time Warner Entertainment Company, L.P. ("TWE") as a defendant. The lawsuits allege that Time Warner and other defendants breached certain fiduciary duties to plan participants by, *inter alia*, continuing to offer Time Warner stock as an investment under the Plans, and by failing to disclose, among other things, that Time Warner was experiencing declining advertising revenues and that Time Warner was inappropriately inflating advertising revenues through various transactions. The complaints seek unspecified damages and unspecified equitable relief. The ERISA actions have been consolidated with other Time Warner-related shareholder lawsuits and

F. Contingencies (continued)

derivative actions under the caption *In re AOL Time Warner Inc. Securities and "ERISA" Litigation* in the Southern District of New York. On July 3, 2003, plaintiffs filed a consolidated amended complaint naming additional defendants, including TWE, certain current and former officers, directors and employees of Time Warner and Fidelity. On September 12, 2003, Time Warner filed a motion to dismiss the consolidated ERISA complaint. On March 9, 2005, the Court granted in part, and denied in part, Time Warner's motion to dismiss. The Court dismissed two individual defendants and TWE for all purposes, dismissed other individuals with respect to claims plaintiffs had asserted involving the TWC Savings Plan, and dismissed all individuals who were named in a claim asserting that their stock sales had constituted a breach of fiduciary duty to the Plans. Time Warner filed an answer to the consolidated ERISA complaint on May 20, 2005. Time Warner intends to defend against these lawsuits vigorously. Time Warner is unable to predict the outcome of these cases or reasonably estimate a range of possible loss. The Plans are not named as defendants in these consolidated actions.

G. Tax Status of Plan

The Plan has received a determination letter from the Internal Revenue Service dated April 10, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

H. Subsequent Events

On February 8, 2005, the Investment Committee for the Plan approved a new set of Investment Funds under the Master Trust, applicable to all of the participating plans therein, including the Plan, with the implementation date expected to be September 28, 2005. The new Investment Funds will consist of four asset allocation funds, nine core actively managed funds (four of which are included in the existing set of funds: Time Warner Inc. Stock Fund, Capital Preservation Fund, Dodge & Cox Stock Fund and Fidelity Aggressive Growth Equity Fund), four core index funds and a mutual fund window (a self-directed brokerage account) that will replace the mutual funds currently available as Investment Funds.

17

Time Warner Savings Plan

Notes to Financial Statements (continued)

H. Subsequent Events (continued)

On May 20, 2005, Time Warner announced that beginning in the third quarter of 2005, it expects to start paying a regular quarterly cash dividend of $0.05 per share of Time Warner common stock. The dividend will be paid on the shares of Time Warner common stock held, as of the record date, in the Time Warner Inc. Stock Fund, maintained in the Master Trust. The cash dividend on these shares will be added to the assets of the Time Warner Inc. Stock Fund and will be reflected in the net asset value of Plan participants' units in the Time Warner Inc. Stock Fund and recorded as investment income.

Supplemental Schedule

19

Time Warner Savings Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2004

Description of Investment	Current Value
Loans to participants (interest rates from 4.75% to 10.50%, maturing through October 2030)	$55,741,292

20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TIME WARNER SAVINGS PLAN

Date: June 24, 2005

By: _____

Name: Pascal Desroches
Member of the Administrative Committee

75255v1

EXHIBIT INDEX

Exhibit Number	Description	Sequential Page Number
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	23

Exhibit 23.1

23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-53574 and 333-102787 on Form S-8 of Time Warner Inc. pertaining to the Time Warner Savings Plan (the "Plan") of our report dated June 13, 2005, with respect to the financial statements and supplemental schedule of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

New York, New York
June 22, 2005